Corresp 1 20120321

Xun Energy, Inc.

(Stationary)

March 21, 2012

United States Securities and Exchange Commission

Washington, D.C.

RE: Comment Letter dated March 8, 2012

The undersigned, on behalf of Xun Energy, Inc., acknowledges receipt of the above comment letter dated March 8, 2012 and the Company will provide responses on or before April 2, 2012.

Sincerely,

/s/ Jerry G. Mikolajczyk

Jerry G. Mikolajczyk

President, CEO and CFO